

Mailstop 4710

April 5, 2016

Mr. Stephen L. Mourlam
President and Chief Executive Officer
WCF Bancorp, Inc.
401 Fair Meadow Drive
Webster City, Iowa 50595

> **Re: WCF Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 10, 2016**
> **File No. 333-210056**

Dear Mr. Mourlam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>How We Determined the Offering Range, The Exchange Ratio and the $8.oo Per Share Stock Price, page 6</u>

1. Noting the significant differences in size and balance sheet composition between WCF and the peer group established by RP Financial, please revise this section to discuss the key differences and the possible impact of those differences. For instance, we note that WCF has an asset size that is significantly smaller than the peer group. Also, WCF has a higher mix of investment securities on its balance sheet compared to the peer group. The investor should be able to understand, between this section and the discussion on page 106, how the appraiser determined that the peer group represented a good model of the market value as well as the key adjustments made in establishing the appraised value of WCF.

Risk Factors

Our return on equity will be low following the stock offering…, page 29

2. Revise this risk factor to disclose your current return on equity and to clarify that your return on equity is already fairly low, and will be further depressed by the addition of the offering proceeds.

Alternative Prospectus

Why will the shares that I receive…, page 3.

3. Revise this portion of the proxy/prospectus to include the chart displayed on page 104 of the prospectus.

Proposal I – Approval Of The Plan Of Conversion And Reorganization, page 15

4. Revise your disclosure in this section to explain to the shareholders of Webster City why the board concluded to recommend that they vote "FOR" the proposal despite the fact that the value of the exchanged shares represents a discount to recent trading prices.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Stephanie Sullivan, Associate Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Senior Special Counsel
Office of Financial Services

cc: Mr. Steven Lanter, Esq.